EXHIBIT 99.1

YAMANA GOLD PROVIDES AN UPDATE ON ACTIVITIES IN ARGENTINA AND OTHER HOST COUNTRIES, COVID-19 BUSINESS PREPAREDNESS INITIATIVES AND GENERAL UPDATE ON ITS UPCOMING SHAREHOLDER MEETING

TORONTO, March 20, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or the “Company”) herein provides an update on its operations in Argentina and other host counties, COVID-19 business preparedness activities, and on the planned manner of convening the upcoming shareholder meeting compliant with the Company’s social distancing policy designed to combat the spread of COVID-19.

Update on Argentina

Following the mandatory social isolation declaration issued by the government of Argentina in the late evening of March 19, and after consultation with employees, various governmental agencies and other stakeholders, the Company will be implementing a temporary, partial demobilization of its workforce at its Cerro Moro mine in Santa Cruz Province.

The mandatory social isolation declaration, among other matters, significantly and immediately restricts travel, and imposes a mandatory self-isolation of all persons in an effort to combat the spread of COVID-19.

Between today and March 31, the day the mandatory self-isolation period is scheduled to end, the Company will demobilize local employees and contractors at Cerro Moro and continue to work with a limited workforce comprised of employees and contractors primarily from out of province. Underground operations will be reduced and Cerro Moro will operate during this period largely from its open pit operations and from stockpiled material. The Company plans to maintain operations at the plant during this period consistent with the Company's normal and national safety and health protocols.

Employees and contractors who come from Santa Cruz Province will be demobilized and safely sent home in compliance with the mandatory social isolation declaration.  Other employees and contractors will remain safely housed and provided for in the Company’s permanent camp at site.  Cerro Moro operates with a large portion of employees and contractors who do not come from Santa Cruz and who cannot immediately and safely be sent home.

Safety and environmental monitoring activities will also continue at the mine over the self-isolation period. A return to full capacity is expected to occur in an expedited manner once the self-isolation period has concluded.

The Company is working with local communities and stakeholders to manage its efforts with the health and safety of its employees and contractors in mind and, as such, a more fulsome demobilization and suspension of operations will be considered should that be required.

These actions are not expected to have a meaningful impact on the Company’s production and cash flows as Cerro Moro has performed well so far in the quarter. Further, the first quarter had been budgeted to be Cerro Moro’s lowest quarter in terms of production and cash flows, and most of the Company’s other mines are contributing significantly more cash flow, and with production levels ahead of budget at most mines.

The Company’s efforts at its Agua Rica project in Catamarca will similarly be gradually reduced on a temporary basis. Efforts at Agua Rica are mostly corporate related as the Company advances the feasibility study for the project and the effects of the mandatory self-isolation declaration are not meaningful.

The decisions at Cerro Moro and Agua Rica are in accordance with the new measures enacted by the government of Argentina along with other important measures that Yamana considers necessary to prevent the spread of COVID-19 and to protect its workforce while also maintaining its operation effectively and safely, in full compliance with environmental requirements. Yamana continues to closely monitor developments around the outbreak of the COVID-19 virus and the Company is taking every precaution to ensure the safety of its people and communities, and continuity of its business.

Closely Monitoring Activities in Other Host Countries

The Company is closely monitoring activities in all of the countries in which it operates. In Chile, where the Company operates the El Peñón and Minera Florida mines, no government measures have been taken at this point that require a suspension or demobilization of workforce or operations. Similarly, no government measures have been taken in Bahia State in Brazil, where the Company operates the Jacobina mine, or in the Canadian province of Quebec, where the Canadian Malartic mine is operated under a joint venture, that require a suspension or demobilization of workforce or operations. The Company communicates regularly with employees, contractors and local communities at these mines on topics relating to COVID-19 and how best to protect against infection.

Crisis Response Committee Formed in Early Phases of COVID-19 Outbreak

Currently, none of the Company’s employees have been diagnosed with the virus, and its mines are operating normally.

However, the Company formed a crisis response committee in the early phases of the COVID-19 outbreak consisting of its senior business and operational leaders to ensure it is in position to take quick and decisive action in what remains a fluid and fast-moving environment. Some of the decisions and actions undertaken include: temporarily restricting all employee travel; temporarily shifting to remote work arrangements at our corporate and regional offices; increasing screening procedures at our mines, including implementing rigid requirements around social distancing, restricting visitors, temperature checks of all employees entering our mines, and staggered meal times; increased cleaning and disinfecting at all of our sites; and increasing staffing and support at our existing on-site medical clinics as a precautionary measure. Yamana is in active discussions with its workforce and union representatives to ensure the Company has proper protocols in place to ensure the safety of its employees and contractors.

Business Continuity and Interruption Planning

In addition to Yamana’s normal contingency and redundancy business planning, the Company began reviewing its entire supply chain as part of its crisis committee activities to ensure continuity of our supply chain, taking steps to ensure it has sufficient supply of materials, in some cases setting up alternative supply of key materials from in-country suppliers. The Company has also reviewed and updated its business continuity planning to minimize disruptions, in certain cases stockpiling additional ore to ensure continuity of operations in the event of an interruption. The crisis response committee is in constant communication and consulting regularly with medical experts, our employees, governmental representatives, and other stakeholders to ensure we have the right plans and protocols in place.

Virtual Annual General Meeting

As part of its precautionary measures, the Company will be changing the format of its 2020 Annual General Meeting (AGM) to a virtual format. The AGM will still be held on April 30, 2020, at 11:00am EDT although without physical attendance of shareholders.  Further details on how to join the virtual AGM will be communicated in the coming weeks.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the impact of the coronavirus.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.